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September 2, 2022	Edward B. Baer T +1 415 315 6328 edward.baer@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Kimberly A. Browning

Re:	BondBloxx ETF Trust (the “Registrant” or the “Trust”)

File Nos. 333-258986 and 811-23731

Dear Ms. Browning:

Thank you for your additional oral comments provided on September 1, 2022, regarding the staff of the Securities and Exchange Commission’s (the “SEC”) review of Post-Effective Amendment No. 8 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), which was filed with the SEC on June 13, 2022, the Registrant’s comment response letter, which was filed with the SEC on August 25, 2022, to respond to comments of the staff provided on July 27, 2022 relating to the Registration Statement, and the Registrant’s proposed updates to the Registration Statement to reflect the staff’s comments and to make other permissible changes under Rule 486(b) of the Securities Exchange Act of 1933, as amended.

The staff’s additional comments are summarized in bold to the best of our understanding, followed by the Registrant’s responses. The Registrant’s responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 12 to the Registration Statement, which the Registrant expects to be filed on or about September 6, 2022. Capitalized terms not defined in this letter have the meanings assigned to them in the Registration Statement.

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1.	The staff notes that in response to Comment #4, the Registrant is proposing to add disclosure specifying that the types of U.S. Treasury securities that are included in the Index include direct obligations of the U.S. Treasury, such as Treasury bills, notes and bonds. Please clarify whether these types of securities would apply to the BondBloxx Bloomberg Six Month Target Duration US Treasury ETF and revise accordingly, as appropriate.

The Trust intends to revise the first four paragraphs under “Principal Investment Strategies” to clarify the specific types of U.S. Treasury securities applicable for each Fund, as set forth in Appendix A (additions in blue/underline; deletions in red/strikethrough).

2.	The staff notes the Registrant’s response to Comment #5. The staff reiterates Comment #5 and requests that the Registrant clarity in plain English the component selection criteria of the Index and the Index weighting methodology.

See Response #1 above.

3.	The staff notes the Registrant’s response to Comment #5.d. and requests that the Registrant revise the disclosure to identify the relevant sub-indices.

In light of the staff’s comment, the Trust intends to revise the “—Index Construction” section as set forth in Appendix B, which is intended to replace the original disclosure in the Registration Statement.

4.	The staff reiterates Comment #9 and requests that the Registrant clarify that representative sampling is derived from constituents of the Index. Additionally, if the Registrant determines to use the term “target index,” please include a corresponding definition.

In light of the staff’s comment, the Registrant intends to revise the aforementioned disclosure as follows (additions in bold/underline; deletions in strikethrough):

“Representative sampling” is an indexing strategy that involves investing in a representative sample of bonds that collectively has an investment profile similar to that of the Index~~the applicable index that the Fund seeks to track~~. . .

5.	The staff notes the Registrant’s following proposed disclosure under “Principal Investment Strategies” of the Fund Summary in the paragraph beginning with “BIM uses a representative sampling . . .”:

There may be instances in which BIM may choose to underweight or overweight a security in the Index, purchase securities not in the Index that BIM believes are appropriate to substitute for certain securities in the Index or utilize various combinations of other available investment techniques in seeking to replicate as closely as possible, before fees and expenses, the performance of the Index. The Fund may sell securities that are represented in the Index in anticipation of their removal from the Index or purchase securities not represented in the Index in anticipation of their addition to the Index.

Please either delete the underlined language or clarify this language in plain English and include attendant risks. If the Registrant chooses to not delete this language, the staff may have additional comments.

The Registrant will delete the underlined language.

6.	The staff notes the Registrant’s responses to Comments #10 and #23. Please confirm that the disclosure for each Fund is identical, other than respect to the Fund name and the target duration periods.

The Trust confirms that the disclosure for each Fund is identical, except with respect to the Fund name, the relevant Index, the relevant Underlying Index or Underlying Indexes and the targeted average duration. The Trust also confirms that, in response to Comment #10, the proposed change will be tailored to reflect the targeted average duration of each respective Fund.

7.	The staff reiterates Comments #15.b. and #15.c.

In light of the staff’s comment, the Trust has relocated disclosure relating to the Fund’s investment in other investment companies to the SAI.

8.	The staff notes the Registrant’s response to Comment #24 and reiterates this comment.

The Trust confirms that the strategies and risks in the Prospectus are all principal strategies and risks of the Funds.

9.	The staff reiterates Comment #25.

The Trust confirms that the principal strategies and risks of the Funds are all summarized under Item 4.

10.	The staff notes the Registrant’s responses to Comments #32 and #33. Please be aware that the staff may not be in a position to grant the Registrant acceleration should the Registrant request acceleration in the future.

The Registrant notes the staff’s comment.

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Please do not hesitate to contact me at (415) 315-6328 if you have any comments or if you require additional information regarding the Funds.

Sincerely,

/s/ Edward B. Baer

Edward B. Baer

Appendix A

BondBloxx Bloomberg Six Month Target Duration US Treasury ETF – Fund Summary

The Fund is newly organized, non-diversified and seeks to track the investment results of the Bloomberg US Treasury 6 Month Duration Index (the “Index”)~~, which contains~~. The Index is comprised of certain U.S. Treasury ~~securities that have an average duration of approximately 6 months. The Index is a composite of two market capitalization weighted indices that are scaled to achieve a target 6 month duration, with securities held in the Federal Reserve System Open Market Account (the portfolio of U.S. Treasuries, Federal Agency securities, and foreign currency investments held by the U.S Federal Reserve Bank) deducted from the total amount outstanding~~bills that are included in the Bloomberg US Treasury Bill Index (the “Underlying Index”). The Index is constructed using two underlying “duration buckets” of U.S. Treasury bills included in the Underlying Index that are weighted by market capitalization of their component securities and then blended according to the weighting required to match the 6 month target duration of the Index at the monthly rebalancing date. Securities in the Index and the Underlying Index are updated on the last business day of each calendar month.

The Index ~~is~~and the Underlying Index are sponsored by Bloomberg Index Services Limited (the “Index Provider”), which is not affiliated with the Fund or ~~the Adviser~~BIM. The Index Provider determines the composition of the Index and the Underlying Index, relative weightings of the securities in the Index and the Underlying Index and publishes information regarding the respective market value of the Index and the Underlying Index. See “More Information About the Funds -- Index Construction” for more information about the adjustment formula.

There is no limit to the number of issues in the Index and the Underlying Index, but as of ~~May~~August 31, 2022, the Index and the Underlying Index each included approximately ~~17~~32 constituents. Because the Index ~~is~~and the Underlying Index are reconstituted and rebalanced monthly, the respective components of the Index and the Underlying Index are likely to change over time.

As of the date of this ~~prospectus (the “~~Prospectus~~”)~~, the securities eligible for inclusion in the Index include ~~U.S dollar-denominated fixed-rate U.S. Treasury securities that are publicly issued in the U.S. domestic market, and that (i) are rated investment-grade, (ii) with a duration between 1 and 3 years~~U.S. Treasury bills with durations in the following two duration bucket ranges from the Underlying Index: 1 to 6 month duration securities and 6 to 12 month duration securities. The Underlying Index tracks the market for treasury bills issued by the U.S. government. For more information regarding the Index and the Underlying Index, see “More Information About the Funds ~~--~~— Index” below.

BondBloxx Bloomberg One Year Target Duration US Treasury ETF – Fund Summary

The Fund is newly organized, non-diversified and seeks to track the investment results of the Bloomberg US Treasury 1 Year Duration Index (the “Index”)~~, which contains~~. The Index is comprised of certain U.S. Treasury ~~securities that have an average duration of approximately 1 year. The Index is a composite of two market capitalization weighted indices that are scaled to achieve a target 1 year duration, with securities held in the Federal Reserve System Open Market Account (the portfolio of U.S. Treasuries, Federal Agency securities, and foreign currency investments held by the U.S Federal Reserve Bank) deducted from the total amount outstanding~~notes and bonds that are included in the Bloomberg US Short Treasury Index and the Bloomberg US Treasury Index (each an “Underlying Index”). The Index is constructed using two underlying “duration buckets” of U.S. Treasury notes and bonds included in each Underlying Index that are weighted by market capitalization of their component securities and then blended according to the weighting required to match the 1 year target duration of the Index at the monthly rebalancing date. Securities in the Index and each Underlying Index are updated on the last business day of each calendar month.

The Index ~~is~~and each Underlying Index are sponsored by Bloomberg Index Services Limited (the “Index Provider”), which is not affiliated with the Fund or ~~the Adviser~~BIM. The Index Provider determines the composition of the Index and each Underlying Index, relative weightings of the securities in the Index and each Underlying Index and publishes information regarding the respective market value of the Index and each Underlying Index. See “More Information About the Funds -- Index Construction” for more information about the adjustment formula.

There is no limit to the number of issues in the Index and in each Underlying Index, but as of ~~May~~August 31, 2022, the Index included approximately 53 constituents, the Bloomberg US Short Treasury Index included approximately 80 constituents and the Bloomberg US Treasury Index included approximately 274 constituents. Because the Index ~~is~~and each Underlying Index are reconstituted and rebalanced monthly, the respective components of the Index and each Underlying Index are likely to change over time.

As of the date of this ~~prospectus (the “~~Prospectus~~”)~~, the securities eligible for inclusion in the Index include ~~U.S dollar-denominated fixed-rate U.S. Treasury securities that are publicly issued in the U.S. domestic market, and that (i) are rated investment-grade, (ii) with a duration between 6 and 18 months~~U.S. Treasury notes and bonds with durations in the following two duration bucket ranges from the respective Underlying Index: 6 to 12 month duration securities from the Bloomberg US Short Treasury Index and 12 to 18 month duration securities from the Bloomberg US Treasury Index. The Bloomberg US Short Treasury Index is a market value weighted index of U.S. Treasury bills, notes, and bonds under 1 year to maturity. No U.S. Treasury bills from the Bloomberg US Short Treasury Index are included in the Index. The Bloomberg US Treasury Index includes a broad range of U.S. Treasury obligations with a remaining maturity of 1 year or more. For more information regarding the Index and each Underlying Index, see “More Information About the Funds -- Index” below.

BondBloxx Bloomberg Two Year Target Duration US Treasury ETF – Fund Summary1

The Fund is newly organized, non-diversified and seeks to track the investment results of the Bloomberg US Treasury 2 Year Duration Index (the “Index”)~~, which contains~~. The Index is comprised of certain U.S. Treasury ~~securities that have an average duration of approximately 2 years. The Index is a composite of two market capitalization weighted indices that are scaled to achieve a target 2 year duration, with securities held in the Federal Reserve System Open Market Account (the portfolio of U.S. Treasuries, Federal Agency securities, and foreign currency investments held by the U.S Federal Reserve Bank) deducted from the total amount outstanding~~notes and bonds that are included in the Bloomberg US Treasury Index (the “Underlying Index”). The Index is constructed using two underlying “duration buckets” of U.S. Treasury notes and bonds included in the Underlying Index that are weighted by market capitalization of their component securities and then blended according to the weighting required to match the 2 year target duration of the Index at the monthly rebalancing date. Securities in the Index and the Underlying Index are updated on the last business day of each calendar month.

The Index ~~is~~and the Underlying Index are sponsored by Bloomberg Index Services Limited (the “Index Provider”), which is not affiliated with the Fund or ~~the Adviser~~BIM. The Index Provider determines the composition of the Index and the Underlying Index, relative weightings of the securities in the Index and the Underlying Index and publishes information regarding the respective market value of the Index and the Underlying Index. See “More Information About the Funds -- Index Construction” for more information about the adjustment formula.

[1]	These proposed changes will be made to the corresponding sections of the disclosure for the remaining five Funds, adjusted to reflect each remaining Fund’s target durations.

There is no limit to the number of issues in the Index and the Underlying Index, but as of ~~May~~August 31, 2022, the Index included approximately ~~96~~95 constituents, and the Underlying Index included approximately 274 constituents. Because the Index ~~is~~and the Underlying Index are reconstituted and rebalanced monthly, the respective components of the Index and the Underlying Index are likely to change over time.

As of the date of this ~~prospectus (the “~~Prospectus~~”)~~, the securities eligible for inclusion in the Index include ~~U.S dollar-denominated fixed-rate U.S. Treasury securities that are publicly issued in the U.S. domestic market, and that (i) are rated investment-grade, (ii) with a duration between 1 and 3 years~~U.S. Treasury notes and bonds with durations in the following two duration bucket ranges from the Underlying Index: 1 to 2 year duration securities and 2 to 3 year duration securities. The Underlying Index includes a broad range of U.S. Treasury obligations with a remaining maturity of 1 year or more. For more information regarding the Index and the Underlying Index, see “More Information About the Funds ~~--~~— Index” below.

Appendix B

Index Construction. The Indexes are a suite of 8 indices designed to target a specific duration using U.S. Treasury securities. The 8 durations targeted are 6 months, 1 year, 2 year, 3 year, 5 year, 7 year, 10 year and 20 year.

●	For BondBloxx Bloomberg Six Month Target Duration US Treasury ETF, the Bloomberg US Treasury 6 Month Duration Index, the index is comprised of certain U.S. Treasury bills that are included in the Bloomberg US Treasury Bill Index.

●	For BondBloxx Bloomberg One Year Target Duration US Treasury ETF, the Bloomberg US Treasury 1 Year Duration Index is comprised of certain U.S. Treasury notes and bonds that are included in the Bloomberg US Short Treasury Index and the Bloomberg US Treasury Index.

●	For each remaining Fund, its respective Index is comprised of certain U.S. Treasury notes and bonds that are included in the Bloomberg US Treasury Index.

The Indexes are constructed using 2 underlying “duration buckets” of US Treasury securities. For each individual target duration index, the weights of the 2 underlying buckets are calculated and applied on each monthly re-balancing date to achieve the targeted duration. The durations are allowed to drift away from the target between each monthly re-balance.